SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 32)

Under the Securities Exchange Act of 1934

NAM TAI PROPERTY INC.

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

629865 205

(former CUSIP Number)

G63907102

(current CUSIP Number)

Mr. M. K. Koo

c/o Nam Tai Property Inc.

Gushu Community, Xixiang Street

Baoan, Shenzhen,

People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 204.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchanges Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G63907102 (former CUSIP No.: 629865 205)

1.	NAMES OF REPORTING PERSONS Ming Kown KOO and Sui Sin CHO (Husband and Wife) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A (a) ☐ (b) ☐
3.	SEC USE Only
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: Ming Kown KOO: 160,000 Common Shares (representing 160,000 Common Shares of the Company that may be acquired through the exercise of vested options) Sui Sin CHO: None
	8.	SHARED VOTING POWER: 6,344,355 Common Shares
	9.	SOLE DISPOSITIVE POWER: Ming Kown KOO: 160,000 Common Shares (representing 160,000 Common Shares of the Company that may be acquired through the exercise of the vested options) Sui Sin CHO: None
	10.	SHARED DISPOSITIVE POWER: 6,344,355 Common Shares

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Ming Kown KOO: 6,504,355 Common Shares (representing 6,344,355 Common Shares jointly held with Sui Sin CHO and 160,000 Common Shares that may be acquired through the exercise of the vested options)

Sui Sin CHO: 6,344,355 Common Shares (representing 6,344,355 Common Shares jointly held with Ming Kown KOO)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%(1)
14.	TYPE OF REPORTING PERSON IN

(1)	Calculated based on a denominator of 36,763,191 Common Shares of the Company consisting of the 36,603,191 Common Shares of the Company outstanding as of July 10, 2017 and the 160,000 Common Shares underlying options exercisable by Mr. Koo within 60 days of the date hereof.

Item 1.	Security and Issuer.

This statement constitutes Amendment No. 32 to the Schedule 13D dated May 29, 1997. This statement relates to the common shares, $0.01 par value (the “Common Shares”) of Nam Tai Property Inc. (the “Company”) organized under the laws of the British Virgin Islands, with principal executive offices located at Gushu Community, Xixiang Street, Baoan, Shenzhen, People’s Republic of China.

Item 2.	Identity and Background.

(a)	This statement is being filed by Mr. Ming Kown Koo (“Mr. Koo”) and Mrs. Sui Sin Cho (“Mrs. Koo”), husband and wife (collectively “Mr. and Mrs. Koo”), each an individual.

(b)	Mr. and Mrs. Koo’s address is Flat A, 7/F, Chantilly, No. 6, Shiu Fai Terrace, Stubbs Road, Wanchai, Hong Kong.

(c)	Mr. Koo is the Executive Chairman on the Board of the Company. Mrs. Koo is a homemaker.

(d)	During the past five years neither Mr. Koo nor Mrs. Koo has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years neither Mr. nor Mrs. Koo was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Mr. and Mrs. Koo is a Canadian citizen.

Item 3.	Source and Amount of Funds and Other Consideration.

Mr. and Mrs. Koo have entered into a Share Purchase Agreement for the sale of Common Shares beneficially owned by them (as defined and described in further detail in Item 4 below). In connection with the Share Purchase Agreement, Mr. Koo has agreed to exercise his options to acquire and dispose of 160,000 Common Shares of the Company (the “Option Shares”) at an exercise price of $6.22 per share. The entire sum for the exercise of the options will be sourced from the personal wealth of Mr. and Mrs. Koo.

Item 4.	Purpose of Transaction.

On July 11, 2017, Mr. and Mrs. Koo entered into a share purchase agreement (the “Share Purchase Agreement”) with Kaisa Group Holdings Limited, an exempted company duly incorporated and existing under the laws of Cayman Islands (“Kaisa”). Under the Share Purchase Agreement, Mr. Koo agreed to exercise his options to purchase the Option Shares within 30 days of the execution of the Share Purchase Agreement, and Mr. and Mrs. Koo have agreed to sell 6,504,355 Common Shares of the Company (representing the sum of the 6,344,355 Common Shares held by Mr. and Mrs. Koo as of the date of the Share Purchase Agreement and the 160,000 Option Shares) to Kaisa (or a nominee of Kaisa) (the “Transaction”), subject to the terms and conditions of the Share Purchase Agreement. Under the Share Purchase Agreement, the closing of the Transaction (the “Closing”) is expected to occur on or prior to August 11, 2017, subject to certain conditions being met, including Kaisa’s satisfaction with the findings of its due diligence investigation relating to the Company and its subsidiaries.

According to the Share Purchase Agreement, Mr. Koo and Kaisa intend to discuss the possible appointment of a designee or designees of Kaisa as director(s) of the Board of the Company, although any appointment will be determined and made by the Company and subject to the approval of the Board or at the annual general meeting of the Company.

References to the Share Purchase Agreement are qualified in their entirety by reference to the Share Purchase Agreement filed as Exhibit 1 to this statement, which is incorporated by reference in its entirety in this Item 4.

Except as described herein, neither Mr. Koo nor Mrs. Koo has any plans or proposals that relate to or would result in the matters identified in Item 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Mr. and Mrs. Koo are the beneficial owners of 6,344,355 Common Shares of the Company, representing 17.3% of the Company’s outstanding Common Shares as of July 10, 2017.

In addition, Mr. Koo is the beneficial owner of 160,000 Common Shares of the Company, which represent the Option Shares that may be acquired through the exercise of the unexercised and vested options of Mr. Koo and 0.44% of the Company’s outstanding Common Shares as of July 10, 2017.

(b)	Mr. and Mrs. Koo have shared voting and investment power over the 6,344,355 Common Shares beneficially owned by Mr. and Mrs. Koo.

Currently, Mr. Koo is the sole beneficial owner of the Option Shares and has sole voting and investment power over the Option Shares. However, upon the exercise of the unexercised and vested options of Mr. Koo, Mr. and Mrs. Koo expect to share voting and investment power over the Option Shares that will be acquired.

(c)	Not applicable.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Share Purchase Agreement provides that Mr. and Mrs. Koo will sell, upon the satisfaction of certain conditions, 6,504,355 Common Shares of the Company to Kaisa at a price of $17.00 per share (the “Purchase Price”). The information set forth in Item 4 of this statement is incorporated by reference in this Item 6.

In addition, Mr. Koo has orally agreed to pay a third party, Thomas Tam W.T., a fee of 1.0% of the Purchase Price upon the successful completion of the Transaction.

Item 7.	Material to Be Filed as Exhibits.

The following exhibit is filed as part of this statement:

1)	Share Purchase Agreement dated July 11, 2017 by and among Mr. Ming Kown Koo, Ms. Sui Sin Cho and Kaisa Group Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2017

/s/ Ming Kown Koo
Ming Kown Koo (“Mr. Koo”)

/s/ Sui Sin Cho
Sui Sin Cho (“Mrs. Koo”)

5